UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CTI Group (Holdings) Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

126431 10 5

(CUSIP Number)

Chad J. Rubin

Duane Morris LLP

30 S. 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126431 10 5	Page 2 of 4

1.	Names of reporting persons. John Birbeck
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,315,445
	8.	Shared voting power 0
	9.	Sole dispositive power 2,315,445
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,315,445
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.5%*
14.	Type of reporting person (see instructions) IN

*	Based on the sum of the (i) 29,352,271 outstanding shares of the Issuer’s Class A common stock, par value $0.01 per share (“Common Stock”), as provided to the Reporting Person by the Issuer, and (ii) 1,562,095 shares of the Issuer’s Common Stock issuable upon exercise of the options which are currently exercisable.

CUSIP No. 126431 10 5	Page 3 of 4

This Amendment No. 4 (this “Amendment No. 4”) amends Items 3, 4 and 6 to reflect changes to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2012, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on March 8, 2013; Amendment No. 2 to Schedule 13D filed with the SEC on November 1, 2013; and Amendment No. 3 to Schedule 13D filed with the SEC on December 13, 2013 (as so amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 4 of this Amendment No. 4 is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

As previously disclosed, the Reporting Person, Fairford Holdings Limited and Michael Reinarts (collectively, the “Buyer Group”), submitted a letter to the Issuer’s Board of Directors (the “Board”), dated March 7, 2013, including a preliminary, non-binding indication of interest to acquire, directly or indirectly, all of the issued and outstanding shares of the Issuer’s Common Stock, all of the value of the outstanding options to purchase any shares of the Issuer’s Common Stock, and all other securities of the Issuer, in each case, not currently owned by the Buyer Group and for a cash purchase price of $0.29 per share (the “Initial Offer”). On December 30, 2013, the Buyer Group increased the Initial Offer from $0.29 per share to $0.40 per share (the “Revised Offer”).

The Reporting Person is the Issuer’s Chief Executive Officer and a member of the Board , Mr. Reinarts is the Issuer’s Chairman of the Board, Fairford Holdings Limited is an indirect wholly owned subsidiary of Salah H. Osseiran, a member of the Board.

On June 14, 2014, the Special Committee of the Board rejected the Revised Offer. Upon being informed of the Special Committee’s rejection of the Revised Offer, on June 14, 2014, the Buyer Group informed the Company that it would not be increasing, and formally withdrew, the Revised Offer. Accordingly, the Board disbanded the Special Committee effective immediately.

Except as set forth in the Schedule 13D, the Reporting Person does not presently have any additional plans or proposals that relate to, or would result in, any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intentions with respect to any or all of the matters referred to in the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 4 of this Amendment No. 4 is incorporated herein by reference.

CUSIP No. 126431 10 5	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 18, 2014	/s/ John Birbeck
		Name:	John Birbeck